Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 6, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Katherine Wray

Re:	Brightcove Inc.
Registration Statement on Form S-1
Filed on August 24, 2011
File No. 333-176444

Dear Ms. Wray:

This letter is submitted on behalf of Brightcove Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on August 24, 2011 (the “Registration Statement”), as set forth in your letter dated September 22, 2011 addressed to Jeremy Allaire, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges that disclosure of the price range throughout subsequent amendments of the Registration Statement may elicit additional comments from the Staff.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: The Company advises the Staff that it will supplementally provide the Staff with all graphical materials or artwork that the Company intends to use in the prospectus.

3.	Your risk factor disclosure on page 24 suggests that following the IPO, your two largest stockholders will continue to each own a significant percentage of the company’s stock and that, if they were to act together, these stockholders would be able to control all matters submitted to your stockholders for approval. Please tell us what consideration you gave to disclosing on your prospectus cover page and in your summary the substantial control these two stockholders may have on your company following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor on page 24 and has added this risk factor, as revised, to the bulleted list of risks on page 4. The Company respectfully advises the Staff that the Company’s two largest stockholders beneficially owned approximately 52.2% of the Company’s voting securities as of July 31, 2011. Although the Company does not currently know the number of shares to be issued in the offering, the Company expects that following the offering these two stockholders will beneficially own less than 50% of the Company’s voting securities. Accordingly, these two stockholders will not control matters submitted to the Company’s stockholders for approval, even if they vote together. Finally, the Company respectfully advises the Staff that, as disclosed on page 107, the voting agreement to which the Company’s preferred stockholders are a party, including its two largest stockholders, will terminate in connection with the offering.

Prospectus Summary, page 1

4.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. Clarify when

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

a statement is attributable to Brightcove as opposed to a third party, to the extent not apparent from the disclosure provided. As you are aware, you must be able to substantiate on a reasonable basis all of the projections, statistics and assertions included in the filing. In this regard, please provide support for the following, and clarify whether the assertions are based on data compiled by the company or a third party:

•	Assertions such as that Video Cloud is “the world’s leading online video platform,” and that Brightcove is “the recognized online video platform market leader;”

•

Your statement on page 3 and elsewhere that in 2011 your customers have used Video Cloud to deliver an average of approximately 700 million video streams per month, which you “believe is more video streams per month than any other professional solution;”

•	The statement, “In July 2011, our customers used Video Cloud to reach over 165 million unique viewers on over 85,000 websites;”

•	The claim that your management team has experience “building and scaling successful software companies;” and

•	The assertion that Video Cloud enables your customers to publish and distribute video to Internet-connected devices “quickly, easily and in a cost-effective and high-quality manner.”

RESPONSE: In determining that Video Cloud is “the world’s leading online video platform,” and that the Company is “the recognized online video platform market leader,” the Company has evaluated its strengths and weaknesses relative to its competitors as described in the “Business — Our Business Strengths” and the “Business — Competition” sections of the prospectus. The Company believes that it enjoys a strong reputation as the leader in the online video platform market. The Company primarily bases this belief on (i) third-party awards, (ii) third-party publications and (iii) direct customer feedback.

In response to the Staff’s comments in the second and third bullets, the Company has revised its disclosure on page 128 to clarify how it calculated that in 2011 its customers used Video Cloud to deliver an average of approximately 700 million video streams per month and reach over 165 million unique viewers on over 85,000 websites.

In response to the Staff’s comment in the fourth bullet, the Company has revised its disclosure on pages 3 and 74 to delete the word “successful.” In determining that the Company’s management team has experience “building and scaling” software companies, the Company respectfully directs the Staff to page 3 where the Company discloses that its management team has held senior product, business and technology positions at software companies such as Adobe, Allaire, ATG, EMC, Lycos, Macromedia and Phase Forward. The Company also respectfully directs the Staff to the Company’s management bios on pages 83 and 84, in which the positions

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

held by the Company’s management at each such software company are listed. For example, Mr. Allaire co-founded and held the position of Chief Technology Officer at Allaire and held the position of Chief Technology Officer of Macromedia; Mr. Mendels served as Senior Vice President and General Manager at Adobe; Mr. Menard served as Chief Financial Officer at Phase Forward; and Mr. Feinberg served as Vice President and General Counsel at Lycos. Other members of the Company’s senior leadership team held the positions of Vice President of Global Consulting and Managed Services at EMC and Senior Software Architect at ATG, respectively.

In determining that Video Cloud enables the Company’s customers to publish and distribute video to Internet-connected devices quickly, easily and in a cost-effective and high-quality manner, the Company relies on direct customer feedback. The Company has provided the Staff with supplemental materials supporting this statement.

In connection with this letter, the Company also is supplementally providing the Staff with copies of the materials that support the factual assertions in the prospectus, including all industry research reports that are cited in the prospectus. The Company has marked each source to highlight the applicable portion or section containing the factual assertion, the statistic or the data supporting the statistic, as appropriate, and has cross-referenced it to the appropriate location in the prospectus. The Company advises the Staff that none of the industry research reports cited in the prospectus were prepared in connection with the Registration Statement or were commissioned by the Company.

5.	Further to the above comment, please provide detailed supplemental support for the following estimate presented in your summary and elsewhere in the prospectus: “We estimate our total addressable market for online video platforms to be approximately $2.3 billion in 2011, growing to approximately $5.8 billion in 2015.” We note in this regard your disclosure on page 72 explaining qualitatively how you estimate your total addressable market; in your response, please provide a thorough explanation of the data and calculations used to generate this forecast. In addition, clarify whether your estimate is limited to the total addressable market for online video platforms with software-as-a-service models, or whether it includes other methods of delivery. If the latter, please explain why you believe it is appropriate to include as part of the company’s addressable market online video platforms with other methods of delivery besides SaaS.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 to clarify that the Company’s total potential market includes potential customers currently using other methods of video delivery and why the Company believes that is appropriate. In connection with this letter, the Company also is supplementally providing the Staff with a thorough explanation of the data and calculations used to generate the Company’s total potential market calculation.

6.	In addition, please also tell us how your statement that you “believe that every organization with a website or digital content is a potential customer” of Brightcove is consistent with the

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

above-referenced estimates regarding your total addressable market. Alternatively, revise this statement as appropriate each time it appears in the prospectus.

RESPONSE: Although the Company does believe that every organization with a website or digital content is a potential customer, the Company respectfully advises the Staff that the Company’s total potential market calculation methodology includes 10 million websites, which is a small portion of all active websites. The Company also refers the Staff to the supplemental materials in response to Comment 5, which indicates the percentage of websites out of the 10 million which aggregate to our total potential market opportunity.

Prospectus Summary, page 1

7.	You disclose in the first paragraph of your summary that your customers include The New York Times Company, Oracle, Showtime, Philips Electronics, Macy’s, Bank of America, the U.S. Army and Honda. Please disclose the criteria upon which these partners were selected for inclusion in the prospectus, for example, whether they are your most significant customers based on revenues generated or other criteria. In addition, tell us how you concluded that the identities of these customers are among the most significant aspects of your business or the offering, such that it is appropriate to include them in the opening paragraph of the prospectus summary. Refer to Item 503(a) of Regulation S-K and the Instruction thereto.

RESPONSE: The Company advises the Staff that the Company selected these existing customers to demonstrate the range of industries and geographies in which the Company has customers. For example, Showtime is recognizable as a media company, the U.S. Army is recognizable as a government organization and Honda is recognizable as an international customer. These customers were also selected because they provide a representative sample of how the Company’s Video Cloud product is used. For example, certain identified customers use Video Cloud to distribute content on their respective websites, while others leverage Video Cloud for more advanced implementations, such as e-commerce and distribution to mobile devices or social media sites. In addition, The New York Times Company was included in this list because it was the Company’s first Video Cloud customer, beginning service in 2006.

The Company believes that the identities of these customers demonstrate the Company’s leading market position and the Company’s ability to successfully acquire and retain customers across a broad range of industries and geographies and are representative of how the Company’s Video Cloud products are used. The Company supplementally advises the Staff that the Company also uses these specific customers as important references in the Company’s sales and marketing efforts. As a result, the identities of these customers are among the most significant aspects of the Company’s business and the reason why these customers have been identified in the opening paragraph of the prospectus summary.

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

The Offering, page 6

8.	You disclose that, except as otherwise indicated, information in the prospectus gives effect to your planned reverse stock split at a ratio and date to be specified. Please confirm, as we assume to be the case, that the reverse stock split will occur prior to the initial public offering.

RESPONSE: The Company advises the Staff that the reverse stock split will occur prior to the closing of the offering.

Risk Factors, page 9

General

9.	Please ensure that each of your risk factor headings is customized to the company and in its business. For example, we note the following headings that should be revised:

•	“We currently depend on revenue from a single product,” page 10. Please revise to state more precisely that 100% of your revenues comes from your Video Cloud product.

•

“Our principal stockholders will exercise significant control over our company,” page 24. Please revise to make clear that your two largest stockholders will have the ability, should they choose to act together, to control all matters submitted to for stockholder approval following the offering.

RESPONSE: In response to the Staff’s comment in the first bullet, the Company has revised the risk factor on page 10. In response to the Staff’s comment in the second bullet, the Company has revised the risk factor on page 24. The Company also respectfully directs the Staff to the response to comment No. 3.

Risks Related to the Offering

“Failure of our infrastructure…,” page 14

10.	You disclose that your success depends, in large part, on your ability to provide services to your customers via your relationships and infrastructure for the distribution and delivery of online media. You disclose further that you primarily use two content delivery networks to deliver content to end users, and that if one or both of these CDNs were to experience sustained technical failures, it could cause delays in your service and you could lose customers. It is unclear from this disclosure the extent of your reliance on these CDNs. As such, please tell us whether you have agreements in place with these two CDNs, and if so, provide us with an analysis of how you concluded that such agreements are not required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

RESPONSE: The Company has agreements in place with three CDNs. The Company respectfully submits that the CDN agreements referred to in the risk factor are not required to be filed as exhibits to the Registration Statement. The Company believes these CDN agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii).

The Company advises the Staff that it primarily relies on two of the CDNs to deliver content to its customers. Each of these two CDN agreements has a post-termination wind-down period, during which time the Company may still use the terminating CDN’s services. The Company believes this period is sufficient for the Company to fully transition all of its content delivery from one CDN to another. If one of these CDN agreements were terminated, then the Company believes the remaining CDN agreement would become a material agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, because only then would the Company be substantially dependent upon such agreement to operate its business; however, as long as the Company has agreements in place with two CDNs, the Company is not substantially dependent on either agreement, and therefore neither is material pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

11.	So that investors may better understand the scope of the risks you describe, please expand upon the following statement: “In the past we have, on occasion, suffered temporary losses of our ability to deliver some or all elements of our service under circumstances that have affected our customers.” For example, to the extent material, explain when, why, and for how long the company was unable to deliver its services and the extent of the harm to the company.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor on page 14 to clarify the nature of the service interruptions. The Company supplementally advises the Staff that although these service interruptions may have on a limited number of occasions had an impact on individual customers’ use of the Company’s services, these interruptions have not had a material impact on the Company.

“We rely on software and services licensed from other parties,” page 15

12.

You indicate that you rely on third-party licenses for various types of software and services that are included in your service and product offerings, and that your business would be disrupted if any of the software or services you license, or their functional equivalents, was no longer available on commercially reasonable terms. It is unclear from the disclosure the degree to which you rely on licenses for the use of the third-party software and services. To the extent your business is materially dependent on any such licenses, the agreements and their material terms should be discussed in Business. Please revise your filing accordingly, or provide us with support for your conclusion that you are not materially dependent on these licenses. Further, please tell us what consideration you gave to filing any such license

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that the third-party licenses referred to in the risk factor are not required to be filed as exhibits to the Registration Statement. The Company believes that the licenses are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii).

The Company advises the Staff that the Company’s products do not depend on these licenses to a material extent since the software underlying these licenses (i) is not part of Video Cloud’s principal functionality, (ii) is sometimes replaced by Video Cloud customers with other software providing similar functionality without impacting the amount paid to the Company for using Video Cloud and/or (iii) can be replaced by the Company with software from other service providers or internally developed solutions. The Company believes there are risks associated with switching to an alternative service provider or developing an internal solution and has revised the disclosure on page 15 to more specifically focus on these risks rather than a lack of availability of alternatives.

“We use a limited number of data centers and cloud computing services facilities…,” page 16

13.	You disclose that you manage your services and serve all your customers from three third-party data center facilities located in the U.S. and from a limited number of cloud computing services facilities located outside of the U.S., and you indicate that your business could be adversely affected if you are unable to renew your agreements with such third parties on commercially reasonable terms, or if there are performance problems or natural disasters at such third-party facilities. Given your reliance on these facilities, please tell us what consideration you gave to filing the related agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that the data center and cloud computing services agreements are not required to be filed as exhibits to the Registration Statement. The Company believes that the agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii).

The three data center facilities are redundant. If one data center facility becomes unavailable (or the applicable agreement is not renewed), the Company could operate using either or both of the other data center facilities. Furthermore, although the Company currently relies on only three data center facilities to host and deliver its products, the Company supplementally advises the Staff that there are a number of alternate third-party data center facilities available to provide services to the Company. The Company notes for the Staff that the risk factor focuses on an

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

interruption or delay in service, rather than the lack of redundancy or the lack of availability of an alternate service provider.

Selected Consolidated Financial Data, page 32

14.	Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to repay the outstanding principal and interest under our credit facility with Silicon Valley Bank. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

RESPONSE: The Company acknowledges the guidance in Rule 11-01(a)(8), which states that pro forma financial information should be furnished when the consummation of other events or transactions has occurred or is probable of occurring for which disclosure of pro forma financial information would be material to investors. The Company respectfully advises the Staff that no debt was outstanding during any fiscal quarter included in the consolidated financial statements filed with the prospectus prior to the quarter ended June 30, 2011 and, as such, the pro forma disclosures for the repayment of debt are not applicable for fiscal year ended December 31, 2010 or for prior periods included in the consolidated financial statements filed with the prospectus.

The Company respectfully advises the Staff that the Company performed a calculation of the approximate number of shares whose proceeds would be used to repay the outstanding principal and interest based upon the most recent valuation of the fair value of its common stock. Based upon this calculation, pro forma earnings per share would change by less than $0.006 per share for the six months ended June 30, 2011. The Company believes this change in earnings per share is not material and therefore has not revised its disclosure in the prospectus. Additionally, since the initial public offering price is not currently known, the Company cannot accurately calculate the number of shares whose proceeds would be used to repay the outstanding principal and interest under the credit facility with Silicon Valley Bank. In future filings, if including the repayment of its outstanding principal and interest in the pro forma disclosure would cause a material change to earnings per share, the Company will revise such disclosures accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 34

15.

Please consider expanding your overview to address material risks and challenges facing Brightcove and how they are addressed by management. A more comprehensive overview could address, for example, the competition and price sensitivity the company faces, as disclosed in your risk factors. We note in this regard your disclosure that the company has recorded significant net losses in every year since formation and expects to continue to record net losses at least through 2012. Please explain more specifically how the company

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

intends to attain profitability, if ever. We note your general statement on page 35 that the company expects to continue to “invest in [its] operations to support anticipated future growth;” to the extent that you believe such investments will position the company to become profitable, please explain how. Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering and/or through improved operational efficiency.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 35.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-based Compensation Arrangements, page 42

16.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: The Company advises the Staff that the underwriters have not yet communicated a proposed price range for the offering. At such time as a range is determined, the Company will advise the Staff. The Company advises the Staff that it met with investment banks from time to time during 2010 but did not select an underwriting group for the offering until just prior to the organizational meeting, which was held on July 11, 2011.

17.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

RESPONSE: The Company advises the Staff that, once an estimated offering price has been determined, it will include such additional disclosure regarding the reasons for the differences between the proposed offering price and the estimated fair market value of the common stock on the last option grant date. The Company advises the Staff that it has included the growth rate assumptions used in its most recent valuation analysis in the supplemental materials provided to the Staff.

18.

Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2010 and subsequent issuances. In your response, please explain quantitatively how they impacted the

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm whether the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

RESPONSE: The names and prices of the comparable companies used in the Company’s valuation analyses during the fiscal year ended December 31, 2010 and subsequent issuances are set forth on Attachment A to this letter. As part of each valuation analysis, the group of comparable companies was reviewed for reasonableness and relevance. The group was revised based on acquisitions, initial public offerings and review of third-party analyses to provide the most relevant guideline companies as of each valuation date. The financial data and the market multiples of the guideline companies were reviewed as of each valuation date. The market multiples used in the valuation were developed by analyzing the mean and median market multiples of the guideline companies and their growth and profitability. The market multiples applied in the market approach were adjusted by taking into consideration the financial performance, growth and projected growth of the Company as compared to the guideline companies, as well as overall market conditions. The Company confirms to the Staff that the same set of comparables was used for establishing the market multiples, volatility and discount rates.

Liquidity and Capital Resources, page 61

19.	You indicate on page F-41 that you have not provided for U.S. income taxes on the undistributed earnings of your international subsidiaries since you appear to intend to reinvest permanently outside the U.S. Revise to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then disclose the names of such countries. We refer you to Section IV of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 62 to (i) include the total amount of cash and cash equivalents held by foreign subsidiaries where earnings are indefinitely reinvested and (ii) list the countries in which its subsidiaries hold material cash balances.

20.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure surrounding cash flows from operating activities on pages 62 and 63 to include the underlying reasons for material changes where it believes such disclosure would be meaningful to the readers of its financial statements in understanding the variability in its cash flows.

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

Contractual Obligations and Commitments, page 65

21.	We note that beneath the contractual obligations table, you discuss your lease obligations incurred on June 23, 2011, after your last fiscal year end. Please tell us what consideration you gave to discussing here as well your outstanding debt obligations incurred in connection with your credit facility with Silicon Valley Bank, which was also entered into subsequent to December 31, 2010.

RESPONSE: In response to the Staff’s comment, the Company has added to its disclosure of contractual obligations and commitments on page 66 the future commitments relating to its outstanding debt obligations incurred in connection with its credit facility with Silicon Valley Bank.

Business, page 69

General

22.	We note that a significant percentage of your revenues are generated from a subscription based, software-as-a-service model. Tell us if you considered providing the disclosures in Item 101(c)(1)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

RESPONSE: The Company respectfully advises the Staff that the Company does not believe backlog is material to an understanding of its business. The concept of backlog is not a material component of the Company’s Express business since more than 90% of those agreements renew on a monthly basis and as a result do not have a backlog balance. The Company has disclosed that contracts for the Company’s Premium business generally have monthly or annual billing terms and the average contract duration is approximately one year. In addition, the Company has disclosed its recurring dollar retention rate as one of its key metrics which illustrates how often customers renew their agreements. Finally, deferred revenue is also disclosed and the fluctuations within the account are discussed in the liquidity and capital resources section of the filing. The Company believes these disclosures provide investors with an appropriate level of visibility relating to our business.

Our Market and Industry, page 70

23.

With respect to any third-party statements in your prospectus such as the market data by Infonetics Research, Frost & Sullivan, Cisco Systems and IDC presented in this section, please supplementally provide us with the relevant portions of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports. We note in this

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

regard your statement on page 128 that you have not sought nor obtained consents from any of the sources of industry and market data cited in the filing.

RESPONSE: In connection with this letter, the Company is supplementally providing the Staff with copies of the materials that support the factual assertions in the prospectus, including all industry research reports that are cited in the prospectus. The Company has marked each source to highlight the applicable portion or section containing the statistic or the data supporting the statistic as appropriate and has cross-referenced it to the appropriate location in the prospectus. The Company advises the Staff that none of the industry research reports cited in the prospectus were prepared in connection with the Registration Statement or were commissioned by the Company.

24.	You list several trends that you suggest reflect a “large and growing market for [y]our on-demand solutions.” It appears that certain of these trends, such as those relating to overall video consumption online and through mobile devices, may reflect activities that are unrelated to the company’s current business (for example, individual, non-commercial video sharing). Accordingly, their relevance to the company’s current business and future opportunities is not clear. Please revise your disclosure to clarify the general nature of such trends, and to explain how you believe these general trends translate into a large and growing market for on-demand video solutions such as yours that are aimed at paying customers.

RESPONSE: In response to the Staff’s comment, the Company has added to its disclosure on page 70 to clarify how the trends translate into a large and growing market for on-demand video solutions.

Our Customers

Case Studies, page 75

25.	You present several case studies of customers that have utilized your Video Cloud solutions. Please supplementally identify the customers whose case studies you present, and confirm that they have agreed to their case studies being used in this manner.

RESPONSE: The Company has, as of the filing of Amendment No. 1, received consents from four of the five customers set forth in Amendment No. 1 and the identities of these four customers have been included in the supplemental materials provided to the SEC. The Company is in the process of soliciting consent from the remaining customer and will supplementally provide the Staff with the identity of that customer once its consent has been received. The Company advises the Staff that it will remove any case study from the prospectus where the Company has not obtained a consent from the relevant customer prior to the effectiveness of the Registration Statement.

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

Principal Stockholders, page 109

26.	Several footnotes to the principal stockholder table disclaim beneficial ownership except to the extent of the beneficial owner’s pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to clearly disclose who has voting and/or investment power over the shares. Alternatively, provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

RESPONSE: In response to the Staff’s comment, the Company has deleted the beneficial ownership disclaimers in footnotes 1, 2 and 9 on page 110.

Market and Industry Data and Forecasts, page 128

27.	We note the following disclosure in this section: “Our internal research has not been verified by any independent source, and we have not independently verified any third party information. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 128.

Consolidated Financial Statements

Note 4. Commitments and Contingencies, page F-29

28.

You indicate management does not believe the outcome of litigation claims will have a material adverse effect on the financial condition of the company based on the status of proceedings at this time. It is unclear whether you omitted the statement of operations, cash flows, and redeemable convertible preferred stock, stockholders’ (deficit) equity and comprehensive loss for a particular reason. Please revise this language to ensure that your

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-30.

Note 6. Joint Venture, page F-36

29.	Revise to provide the disclosures required by ASC 810-10-50-2A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-36 and F-37 to include the significant judgments and assumptions made in determining whether to consolidate Brightcove KK and information about the Company’s involvement in the joint venture. Additionally, the Company has not identified any material risks concerning its involvement in Brightcove KK that it believes need to be disclosed in the financial statements.

30.	Additionally, since you obtained the controlling interest in the joint venture, tell us if the creation of the joint venture qualified as a business combination under ASC 805. If so, please revise to comply with the disclosure requirements of ASC 805. In your response, provide us with your analysis as to whether the joint venture qualifies as a business pursuant to ASC 805-10-25-1, ASC 805-10-20, and ASC 805-10-55-4 to 5.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 to further explain the formation of the joint venture. The Company supplementally advises the Staff that on May 30, 2008, the Company formed Brightcove KK, a wholly owned subsidiary of the Company, and subsequently made an initial contribution to the subsidiary. On July 18, 2008, certain third party investors signed a joint venture agreement and invested in Brightcove KK such that their cumulative ownership interest in the entity was 37%, while Brightcove Inc. retained a 63% interest in the entity.

The Company respectfully advises the Staff that Brightcove KK did not qualify as a business at the time it was formed given the accounting rules in effect at the time of its formation in 2008 (FASB Statement of Financial Accounting Standards No. 141, Business Combinations). Brightcove KK did not contain all the inputs and processes necessary to conduct normal operations, as it did not have any employees, management, or systems and processes in order to sustain a revenue stream by providing products and services to potential customers. It should also be noted that the minority interest’s sole contribution to the venture consisted of cash contributions, which were recorded at fair value at the time of contribution.

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

Exhibit Index

31.	Please tell us what consideration you gave to filing your preferred stock agreements as an exhibit to the registration statement pursuant to Item 601(b) of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that, in connection with the issuance of the Company’s series D preferred stock, the Company entered into a stock purchase agreement, an investor rights agreement, a voting agreement and a right of first refusal and co-sale agreement with the purchasers of the Company’s series D preferred stock (collectively, the “Series D Documents”). Pursuant to Item 601 of Regulation S-K, the Company filed the investor rights agreement as Exhibit 4.2 to the Registration Statement due to the fact that the Company will continue to have obligations under that agreement following the proposed offering.

The Company respectfully submits to the Staff that the Company does not believe that Item 601 requires the filing of the Series D Documents, other than the investor rights agreement, as exhibits to the Registration Statement. Item 601(b)(4) of Regulation S-K requires the filing of all “instruments defining the rights of holders of the equity or debt securities being registered,” and 601(b)(10) of Regulation S-K requires the filing of material contracts that are “to be performed in whole or in part at or after the filing of the registration statement.” Neither the Company nor the purchasers of the series D preferred stock have any further obligations under the stock purchase agreement, nor does the stock purchase agreement define the rights of the Company’s common stock being registered pursuant to the Registration Statement. The rights of the common stock being registered pursuant to the Registration Statement are included in Exhibit 3.1 and 3.2 which will be filed in subsequent amendments. Moreover, the voting agreement and the right of first refusal and co-sale agreement terminate upon consummation of the proposed offering. The Company believes that the Series D Documents, other than the investor rights agreement, are not material in significance upon completion of the offering. On these bases, the Company does not believe that the stock purchase agreement, the voting agreement and the right of first refusal and co-sale agreement need to be filed as exhibits to the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

Ms. Wray

United States Securities and Exchange Commission

October 6, 2011

cc:	Jeremy Allaire, Brightcove Inc.
Andrew Feinberg, Esq., Brightcove Inc.
Christopher Menard, Brightcove Inc.
Christopher Keenan, Esq., Brightcove Inc.
William J. Schnoor, Esq., Goodwin Procter LLP

ATTACHMENT A

Comparable Companies Valuation Analysis

March 31, 2010 Valuation

Guideline Company	Per Share Stock Price on March 31, 2010
Constant Contact, Inc.	$23.27
Kenexa Corporation	$13.75
NetSuite Inc.	$14.54
RightNow Technologies, Inc.	$17.86
Taleo Corp.	$25.91
Ultimate Software Group, Inc.	$32.95
Vocus, Inc.	$17.05

December 31, 2010 Valuation

Guideline Company	Per Share Stock Price on December 31, 2010
Blackbaud, Inc.	$25.90
Constant Contact, Inc.	$30.99
DemandTec, Inc.	$10.84
IntraLinks Holdings, Inc.	$18.71
Kenexa Corporation	$21.79
LivePerson, Inc.	$11.30
NetSuite Inc.	$25.00
RightNow Technolgoies, Inc.	$23.67
Taleo Corp.	$27.65
Ultimate Software Group, Inc.	$48.63
Vocus, Inc.	$27.66

May 31, 2011 Valuation

Guideline Company	Per Share Stock Price on May 31, 2011
Blackbaud, Inc.	$28.15
Constant Contact, Inc.	$24.05
DemandTec, Inc.	$9.94
IntraLinks Holdings, Inc.	$20.65
Kenexa Corporation	$31.62
LivePerson, Inc.	$11.86
NetSuite Inc.	$37.74
RightNow Technolgoies, Inc.	$33.10
Taleo Corp.	$37.33
Ultimate Software Group, Inc.	$56.38
Vocus, Inc.	$27.24